

July 1, 2010

H. William Willoughby
President
C.R.I., Inc.
11200 Rockville Pike
Rockville, MD 20852

> **Re: Capital Realty Investors-IV Limited Partnership**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2010**
> **File No. 000-13523**

Dear Mr. Willoughby:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 9A – Controls and Procedures

1.   Tell us how you have complied with Item 308 of Regulation S-K as it requires you to provide management's assessment of the effectiveness of the company's internal control over financial reporting.

Financial Statements and Footnotes

Note 1 – Summary of Significant Accounting Policies

D – Investments in and Advances to Partnerships, page IV-11

2. We note as of December 31, 2009 and 2008, the partnership's share of cumulative losses for six of the Local Partnerships exceeded the amount of your investments in those local partnerships. To enhance the transparency of your disclosure, please confirm in future filings that you will identify those Local Partnerships where the carrying amount has been reduced to zero and the equity method has been suspended.

Note 2 – Investments in Partnerships, page IV-14

3. In connection with your gains from extinguishment of debt, please expand your disclosures in future filings to confirm that the extinguishments were not with related parties and to clarify your accounting treatment for the extinguishments under ASC 470-60. Provide us with your proposed disclosure.

Exhibits 31.1 and 31.2

4. To the extent you are required to comply with Item 308 of Regulation S-K, it is unclear why your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting. Please advise or file an amendment to the Form 10-K for year ended December 31, 2009, and the Form 10-Q for the quarter ended March 31, 2010 that includes the entire periodic report and a new, corrected certifications. To the extent you are not required to file an amendment to comply with other comments issued in this letter, you are permitted to file an abbreviated amendment permitted that consists of cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Exhibit 32

5. We note that your 906 certification incorrectly makes reference to the wrong report. It currently makes reference to the Form 10-K for the year ended December 31, 2009 for Capital Realty Investors – III Limited Partnership as oppose to Capital Realty Investors IV Limited Partnership. Please amend your filing in its entirety to include a corrected 906 certification as well as updated 302 certifications.

Exhibit 99

6. We note that audit report opining on the financial statements of Pilgrim Tower East Associates omits the city and state where the report was issued. Please confirm to us that a manually signed audit opinion was received from the independent registered public accounting firm includes the city and state and also confirm that in future filings that such information will be included.

Form 10-Q for the quarter ended March 31, 2010

Controls and Procedures, page 19

7. We note your principal executive officer and principal financial officer have concluded that as of December 31, 2009, your disclosure controls and procedures were effective. Clarify whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective as of March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief